PRIMARI Analytics Corp.

Annual Report
2020

Dear investors,

We completed our crowdfunding campaign in late July 2020, raising $69,329 from 172 investors via WeFunder's platform. These funds allowed us continue building our core technology, furthering the development of DAN, our Digital AI Analyst, and obtain a privacy-shield re-certification. Our team made significant efforts to accelerate our development going into 2021 when early in the year we put a light trial version of DAN in the hands of 3rd party business professionals who provided relevant data for our development roadmap.

Thank you for your support and we are excited about the future.

Sincerely,

Francisco Gomez
Co-Founder, CEO

PRIMARI Analytics Corp.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

To the Board of PRIMARI Analytics Corp.:
I have reviewed the 2020 financial statements including the annual P&L, Balance Sheet, and cashflow statements.

Based on my review as an executive of the company and my understanding of the business including not being aware of material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles (GAAP) generally accepted in the United States of America.

Francisco Gomez
Co-Founder, CEO
PRIMARI Analytics Corp.

PRIMARI Analytics Corp.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

The Company
PRIMARI Analytics Corp. (the "Company") was incorporated in the State of Delaware on August 1, 2018. The Company mission is to use Artificial Intelligence to increase efficiency for busy professionals, empower professionals to use any software platform – *without prior training or skills*, and improve job satisfaction for millions of workers.

Without affecting the user's work habits, PRIMARI's friendly AI delivers the convenience, simplicity and speed that business professionals expect. From the convenience of any device, and using human language, professionals can easily delegate simple tasks or tedious, undesirable and multistep work to DAN – PRIMARI's Intelligent Analyst Powered by AI. Within minutes, DAN completes the assignment. Through smart technology, DAN continuously learns new business skills and qualifications becoming your right-hand in business.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured

limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020 the Company has not had any sales.

WeFunder CrowdFunding

The Company successfully completed a capital raising event in July 2020 through WeFunder's crowdfunding platform. 172 investors participated with a total investment of $69,329. These funds allow the company to build the core technology of our AI and carry on general business operations.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Software Development Costs
The Company has elected to capitalize certain costs related to the development of the Digital Analyst (DAN) application. Costs incurred during the application development phase are capitalized only when the Company believes it the software has reached technological feasibility. The types of costs capitalized during the application development phase include consulting fees for third party developers working on this. Costs related to the preliminary project stage and postimplementation activities are expensed as incurred. Software development costs are amortized on a straight-line basis over three years.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on our financial position.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Note Payable – Related Party
Since inception, related parties have provided loans to the Company valued at $31,373.56 as of December 31, 2020. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Equity
Common Stock
Under the operating agreement, the Company has issued 10,000,000 shares of common stock, which are owned by the founders and their families. Of those shares, 2,000,000 are issued and outstanding.

Subsequent Events

The Company has evaluated subsequent events through date April 27, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

PRIMARI Analytics Corp.
Balance Sheet
As of December 31, 2020

		Total
ASSETS		
Current assets		
Cash and cash equivalents	$	56,245.93
Prepaid expense		5,380.21
Total current assets	$	**61,626.14**
TOTAL ASSETS	$	**61,626.14**
LIABILITIES AND EQUITY		
Liabilities		
Current liabilities		
Credit card liability		13,088.79
Total current liabilities	$	**13,088.79**
Long-term liabilities		
Loans		31,373.56
Accrued interest		9.06
SAFE notes, net	$	**65,212.58**
Total long-term liabilities	$	**96,595.20**
Total liabilities	$	**109,683.99**
Equity		
Retained earnings		-22,507.26
Net income		-25,550.59
Total equity	-$	**48,057.85**
TOTAL LIABILITIES AND EQUITY	$	**61,626.14**

Tuesday, Apr 27, 2021 - Accrual Basis

PRIMARI Analytics Corp.
Profit and Loss
January – December 2020

	Total
Expenses	
Technology	3,053.43
General and administrative	18,912.33
Interest expense	3,293.47
Total expenses	**$ 25,259.23**
Net operating Income	**-$25,259.23**
Other income	
Interest income	2.64
Total other income	**$ 2.64**
Taxes	294.00
Net other income	**-$ 291.36**
Net income	**-$25,550.59**

Tuesday, Apr 27, 2021 - Accrual Basis

PRIMARI Analytics Corp.
Statement of Cash Flows
January – December 2020

	Total
OPERATING ACTIVITIES	
Net income	-25,550.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expense	-5,380.21
Taxes	294.00
Other assets	9.06
Credit card liability	13,088.79
Total adjustments to reconcile net income to net cash provided by operations:	**$ 8,011.64**
Net cash provided by operating activities	**-$17,538.95**
FINANCING ACTIVITIES	
Loans	8,475.30
SAFE notes, net of cost	65,212.58
Net cash provided by financing activities	**$ 73,687.88**
Net cash increase for period	**$ 56,148.93**
Cash at beginning of period	97.00
Cash at end of period	**$ 56,245.93**

Tuesday, Apr 27, 2021 - Accrual Basis